United Airlines Series 2018-1B EETC Investor Presentation May 9, 2018 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-221865-01 Dated: May 9, 2018

Certain statements included in this presentation are forward-looking and thus reflect our current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to our operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “expects,” “will,” “plans,” “anticipates,” “indicates,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals” and similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. All forward-looking statements in this presentation are based upon information available to us on the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as required by applicable law. Our actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: general economic conditions (including interest rates, foreign currency exchange rates, investment or credit market conditions, crude oil prices, costs of aircraft fuel and energy refining capacity in relevant markets); economic and political instability and other risks of doing business globally, including political developments that may impact our operations in certain countries; demand for travel and the impact that global economic and political conditions have on customer travel patterns; competitive pressures on pricing and on demand; demand for transportation in the markets in which we operate; our capacity decisions and the capacity decisions of our competitors; the effects of any hostilities, act of war or terrorist attack; the effects of any technology failures or cybersecurity breaches; the impact of regulatory, investigative and legal proceedings and legal compliance risks; disruptions to our regional network; the ability of other air carriers with whom we have alliances or partnerships to provide the services contemplated by the respective arrangements with such carriers; costs associated with any modification or termination of our aircraft orders; potential reputational or other impact from adverse events in our operations, the operations of our regional carriers or the operations of our code share partners; our ability to attract and retain customers; our ability to execute our operational plans and revenue-generating initiatives, including optimizing our revenue; our ability to control our costs, including realizing benefits from our resource optimization efforts, cost reduction initiatives and fleet replacement programs; the impact of any management changes; our ability to cost-effectively hedge against increases in the price of aircraft fuel if we decide to do so; any potential realized or unrealized gains or losses related to any fuel or currency hedging programs; labor costs; our ability to maintain satisfactory labor relations and the results of any collective bargaining agreement process with our union groups; any disruptions to operations due to any potential actions by our labor groups; an outbreak of a disease that affects travel demand or travel behavior; U.S. or foreign governmental legislation, regulation and other actions (including Open Skies agreements and environmental regulations); industry consolidation or changes in airline alliances; our ability to comply with the terms of our various financing arrangements; the costs and availability of financing; our ability to maintain adequate liquidity; the costs and availability of aviation and other insurance; weather conditions; our ability to utilize our net operating losses to offset future taxable income; the impact of changes in tax laws; the success of our investments in airlines in other parts of the world; and other risks and uncertainties set forth under Part I, Item 1A., “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as well as other risks and uncertainties set forth from time to time in the reports we file with the U.S. Securities and Exchange Commission. Safe harbor statement

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse toll-free at 1-800-221-1037, Citigroup Global Markets, Inc. at 1-212-723-6171 or Goldman, Sachs & Co. LLC toll-free at 1-866-471-2526.

United Airlines, Inc. (“United” or “UAL”) intends to raise $225,729,000 through the offering of Pass Through Certificates, Series 2018-1B (the “Certificates”) United previously issued $677,175,000 and $257,965,000 aggregate face amount of Pass Through Certificates, Series 2018-1 Class AA and Class A, respectively, on February 14, 2018. The Series 2018-1 Class AA and Class A Certificates are not being offered in this transaction The Certificates will have the benefit of a security interest in 16 Boeing aircraft delivered or scheduled to be delivered new between August 2017 and May 2018: Two Boeing 737-800 aircraft delivered in September 2017 Six Boeing 737 MAX 9 aircraft delivered or scheduled to be delivered in April and May 2018 Five Boeing 787-9 aircraft delivered between August 2017 and February 2018 Three Boeing 777-300ER aircraft delivered in March and April 2018 The Class B Certificates offered in this transaction will consist of one amortizing tranche of debt: Class B junior subordinated tranche amortizing over 7.8 years with a 73.1% (initial/maximum) loan-to-value ratio (“LTV”)(1) Joint Structuring Agents: Credit Suisse and Citigroup Joint Lead Active Bookrunners: Credit Suisse, Citigroup and Goldman Sachs Depositary: Citibank, N.A. Liquidity Facility Provider: National Australia Bank Limited, acting through its New York Branch United Airlines 2018-1B EETC 1 Initial LTV and Maximum LTV for the Class B Certificates projected as of September 1, 2018, the first Regular Distribution Date after the expected financing of all aircraft and includes the outstanding principal amount of the Class AA and Class A Certificates as of such date because they rank senior to the Class B Certificates

United Airlines Series 2018-1B EETC structural summary

	Existing 2018-1 Class AA[(2)]	Existing 2018-1 Class A[(2)]	2018-1 Class B
Initial Face Amount	$677,175,000	$257,965,000	$225,729,000
Current Rating / Expected Ratings (Moody's/Fitch)[(1)]	Aa3 / AA	A2 / A	Baa2 / BBB
Initial LTV / Maximum LTV[(3)]	42.6% / 42.6%	58.9% / 58.9%	73.1% / 73.1%
Weighted Average Life (years)	8.9	8.9	5.4
Regular Distribution Dates	March 1 and September 1	March 1 and September 1	March 1 and September 1
Final Expected Distribution Date[(4)]	March 1, 2030	March 1, 2030	March 1, 2026
Final Maturity Date[(5)]	September 1, 2031	September 1, 2031	September 1, 2027
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semi-annual interest payments	Three semi-annual interest payments	Three semi-annual interest payments

[1] Actual ratings included for existing Certificates, and expected ratings included for Class B Certificates
[2] Unless otherwise noted, information for the Class AA and A Certificates provided as of February 14, 2018, which was the date of issuance of the Class AA and Class A Certificates
[3] Initial LTV and Maximum LTV for the Class AA, Class A, and Class B Certificates calculated as of September 1, 2018, the first Regular Distribution Date following the expected financing of all aircraft
[4] Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates
[5] The Final Maturity Date for the Certificates is the date that is 18 months after the Final Expected Distribution Date for the relevant Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semi-annual interest payments

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One Class of Certificates Offered Class B Certificates will benefit from a liquidity facility covering three consecutive semi-annual interest payments Waterfall (Same as senior debt in UAL 2018-1 EETC) Same waterfall both before and after an event of default Interest on Preferred Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates, and interest on Preferred Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Buyout Rights After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the then outstanding more senior classes of Certificates at par plus accrued and unpaid interest Cross-Collateralization and Cross-Default of all Aircraft The Equipment Notes will be cross-collateralized by all 16 aircraft All indentures will include cross-default provisions Collateral Aircraft types strategically core to United’s fleet operations, delivered or scheduled to be delivered new between August 2017 and May 2018 Additional Certificates United retains option to issue additional subordinated classes of Certificates at any time in the future Key structural elements

Aircraft collateral summary – base values

- United has previously obtained base value desktop appraisals from three appraisers (AISI, BK and mba)
- Aggregate aircraft appraised value of approximately $1,612 million[(1)]
  - Appraisals available in the Preliminary Prospectus Supplement
- Appraisals indicate a minimum collateral cushion of 26.9% on the Class B Certificates[(2)], which increases over time as the Class AA, Class A, and Class B debt amortizes

Aircraft No.	Aircraft Type	Narrow / Widebody	Registration Number	Manufacturer's Serial Number	Engine Type	MTOW (lbs)	Delivery Date	Base Value ($mm) AISI	BK	mba	LMM[(1)]
1	Boeing 737-800	Narrow	N79541	63725	CFM56-7B27E/F	174,200	Sep-17	$49.22	$48.85	$47.38	$48.48
2	Boeing 737-800	Narrow	N77542	63647	CFM56-7B27E/F	174,200	Sep-17	49.31	48.85	47.38	48.51
3	Boeing 737 MAX 9	Narrow	N67501	43430	LEAP-1B28	194,700	Apr-18	53.09	57.70	53.03	53.09
4	Boeing 737 MAX 9	Narrow	N37502	43431	LEAP-1B28	194,700	Apr-18	53.09	57.70	53.03	53.09
5	Boeing 737 MAX 9	Narrow	N27503	43434	LEAP-1B28	194,700	May-18	53.09	57.70	53.03	53.09
6	Boeing 737 MAX 9	Narrow	N37504	43435	LEAP-1B28	194,700	May-18	53.18	57.70	53.08	53.18
7	Boeing 737 MAX 9	Narrow	N47505	43433	LEAP-1B28	194,700	May-18	53.18	57.70	53.08	53.18
8	Boeing 737 MAX 9	Narrow	N37506	43432	LEAP-1B28	194,700	May-18	53.18	57.70	53.08	53.18
9	Boeing 787-9	Wide	N26970	60146	GEnx 1B74/75/P2	560,000	Aug-17	138.37	145.15	140.16	140.16
10	Boeing 787-9	Wide	N29971	60147	GEnx 1B74/75/P2	560,000	Jan-18	140.51	146.05	143.56	143.37
11	Boeing 787-9	Wide	N24972	40939	GEnx 1B74/75/P2	560,000	Jan-18	140.51	146.05	143.56	143.37
12	Boeing 787-9	Wide	N24973	40941	GEnx 1B74/75/P2	560,000	Feb-18	140.74	146.05	143.68	143.49
13	Boeing 787-9	Wide	N24974	40942	GEnx 1B74/75/P2	560,000	Feb-18	140.74	146.05	143.68	143.49
14	Boeing 777-300ER	Wide	N2645U	64989	GE90-115BL	775,000	Mar-18	159.34	163.80	160.83	160.83
15	Boeing 777-300ER	Wide	N2846U	64990	GE90-115BL	775,000	Mar-18	159.34	163.80	160.83	160.83
16	Boeing 777-300ER	Wide	N2747U	64991	GE90-115BL	775,000	Apr-18	159.60	164.40	160.96	160.96
Total								**$1,596.49**	**$1,665.25**	**$1,610.35**	**$1,612.31**

[1] Lesser of the mean and median of the base values of each aircraft as appraised by Aircraft Information Services, Inc. ("AISI") and Morten Beyer & Agnew, Inc. ("mba") as of December 31, 2017, and by BK Associates, Inc. ("BK") as of January 16, 2018. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value

[2] Minimum collateral cushion is calculated as of September 1, 2018, the Regular Distribution Date with the Maximum LTV as set forth under "Loan to Aircraft Value Ratios" in the Summary of the Preliminary Prospectus Supplement

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Aircraft collateral – key observations

- Liquid, high quality aircraft collateral
- United can operate the Boeing 737-800 and Boeing 777-300ER aircraft at the highest MTOW - enhances mission capability, versatility and liquidity value
- Split scimitar winglets on United's Boeing 737-800 and advanced technology winglets on United's Boeing 737 MAX 9 aircraft – provide enhanced fuel economy and flight performance
- United's Boeing 737 MAX 9 is configured for 179 passengers, similar to the Boeing 737-900ER, which serves alongside the Boeing 737-800 as the narrowbody workhorses of the fleet
- The Boeing 787-9 aircraft is United's new generation midsize widebody aircraft
  - United's Boeing 787-9 holds 33 additional passengers compared to its Boeing 787-8
- United's Boeing 777-300ER aircraft enhances strategic opportunities for its large widebody, long-haul fleet
  - Sized for United's needs; Polaris Business Class cabin greatly enhances premium customer experience
  - Replaces United's Boeing 747-400 aircraft as the primary large widebody aircraft in the fleet

Collateral fleet breakdown

By appraised value (LMM)[1]



737-800
6.0%
737 MAX 9
19.8%
787-9
44.3%
777-300ER
29.9%



Narrowbody
25.8%
Widebody
74.2%

[1] Lesser of the mean and median of the base values of each aircraft as appraised by AISI and mba as of December 31, 2017, and by BK as of January 16, 2018. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value

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The aircraft collateral Note: Information provided by United Airlines Primary color – use for text and bullets R 0 G 34 B 68 R 0 G 34 B 68 R 127 G 127 B 127 R 237 G 183 B 43 R 98 G 168 B 227 R 87 G 44 B 95 R 0 G 34 B 68 R 0 G 89 B 179 R 205 G 32 B 44 R 237 G 183 B 43 R 98 G 169 B 227 R 68 G 1136 B 62 Use airline logos where applicable R 192 G 192 B 192 Aircraft type Boeing 737-800 Boeing 737 MAX 9 Importance to United Boeing 787-9 Boeing 777-300ER United operates 141 Boeing 737-800 aircraft, 19% of its mainline fleet, as of March 31, 2018 The Boeing 737-800 operates out of every United hub to most major spokes, accounting for a significant portion of hub-to-hub missions United’s 737-800’s are all fitted with split scimitar winglets The Boeing 737 MAX 9 has a similar size to the Boeing 737-900ER and a longer range Two-class configuration accommodates 179 passengers, including the popular Economy Plus product The Boeing 737 MAX 9 provides superior economic performance – the LEAP-1B engine contributes to better fuel efficiency and lower operating costs, advanced technology winglets reduce fuel burn and revised tail reduces drag The Boeing 787-9 is United’s new generation midsize widebody aircraft The Boeing 787-9 aircraft has an additional 200 miles of range relative to the 787-8, which allows United to fly new routes such as Houston to Sydney Larger payload/passenger count (252 passengers as compared to 219 for the Boeing 787-8) Fills gap between Boeing 787-8 and Boeing 777-200ER The Boeing 777-300ER enhances strategic opportunities for United’s long-haul fleet, with key value drivers (efficiency, commonality, dependability, flexibility) generating long-term value for United Sized for United’s needs; Polaris Business Cabin greatly enhances premium customer experience Replaces United’s Boeing 747-400 aircraft as the primary large widebody aircraft in the fleet Allows for growth on highest demand widebody routes United’s Boeing 777-300ER aircraft are configured for maximum MTOW, leading to higher appraised values when compared to lower limit MTOW aircraft

Series 2016-1B EETC Investor Presentation October [23], 2017